Exhibit 99.1

PRESS RELEASE
Thursday 27 February 2025 – 07:00 a.m. CET
Regulated information

CMB.TECH ANNOUNCES Q4 2024 RESULTS
STRONG RESULTS DESPITE SLOW MARKETS

ANTWERP, Belgium, 27 February 2025 – CMB.TECH NV (“CMBT”, “CMB.TECH” or “the Company”) (NYSE: CMBT & Euronext: CMBT) reported its non-audited financial results today for the fourth quarter ended 31 December 2024.

HIGHLIGHTS

•	Profit of USD 93.1 million in Q4 2024 bringing YTD profit to USD 870.8 million
•	Delivery of 7 newbuilding vessels
•	Sale of 4 Suezmaxes Selena (2007, 150,205 dwt), Cap Victor (2007, 158,853 dwt), Cap Felix (2008, 158,765 dwt) & Cap Lara (2007, 158,826 dwt)
•	Sale of Windcat 6

For the fourth quarter of 2024, the company realised a net gain of USD 93.1 million or USD 0.48 per share (fourth quarter 2023: a net gain of 406.6 USD million or USD 2.01 per share). EBITDA (a non-IFRS measure) for the same period was USD 180.4 million (fourth quarter 2023: USD 474.4 million).
Commenting on the Q4 results, Alexander Saverys (CEO) said:
“During the fourth quarter of 2024, CMB.TECH booked a very healthy profit amidst slow tanker and dry bulk markets. This was largely thanks to the sale of some of our older Suezmaxes. We unlocked good value as we continue our strategy of rejuvenating and optimising our fleet. Seven more newbuildings were delivered: 2 Suezmaxes, 3 Newcastlemaxes, 1 container vessel and 1 chemical tanker. This completes a year whereby 20 newbuildings were delivered to our fleet, 8 ships were sold and another 8 ships were ordered. CMB.TECH is very well positioned to generate value in 2025 with our diversified fleet of modern and low carbon ships and a good mix of spot and time charter exposure.”

CMB.TECH w Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Thursday 27 February 2025 – 07:00 a.m. CET
Regulated information

Key figures

The most important key figures (unaudited) are:

(in thousands of USD)	Fourth Quarter 2024	Fourth Quarter 2023	YTD 2024	YTD 2023

Revenue	226,029	268,633	940,246	1,235,127
Other operating income	8,254	3,811	50,660	23,316

Raw materials and consumables	(1,576)	—	(3,735)	—
Voyage expenses and commissions	(42,692)	(38,418)	(174,310)	(142,090)
Vessel operating expenses	(52,817)	(57,545)	(199,646)	(231,033)
Charter hire expenses	(3)	(2,071)	(138)	(4,500)
General and administrative expenses	(24,616)	(21,983)	(77,766)	(62,532)
Net gain (loss) on disposal of tangible assets	71,114	323,327	635,017	372,444
Depreciation	(43,911)	(49,417)	(166,029)	(221,040)
Impairment losses	(1,847)	—	(1,847)	—

Net finance expenses	(47,096)	(18,004)	(130,650)	(104,729)
Share of profit (loss) of equity accounted investees	(1,418)	(915)	920	(927)
Result before taxation	89,421	407,418	872,722	864,036

Tax benefit (expense)	3,709	(835)	(1,893)	(6,009)
Profit (loss) for the period	93,130	406,584	870,829	858,027

Attributable to: Owners of the Company	93,130	406,584	870,829	858,027

Information per share:

(in USD per share)	Fourth Quarter 2024	Fourth Quarter 2023	YTD 2024	YTD 2023

Weighted average number of shares (basic) *	194,216,835	202,035,555	196,041,579	201,901,743
Result after taxation	0.48	2.01	4.44	4.25

*	The number of shares issued on 31 December 2024 is 220,024,713. However, the number of shares excluding the owned shares held by CMB.TECH at 31 December 2024 is 194,216,835.

EBITDA reconciliation (unaudited):

(in thousands of USD)	Fourth Quarter 2024	Fourth Quarter 2023	YTD 2024	YTD 2023

Profit (loss) for the period	93,130	406,584	870,829	858,027
+ Net interest expenses	47,096	17,592	130,650	105,110
+ Depreciation of tangible and intangible assets	43,911	49,417	166,029	221,040
+ Income tax expense (benefit)	(3,709)	835	1,893	6,009
EBITDA (unaudited)	180,428	474,428	1,169,401	1,190,186

CMB.TECH w Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Thursday 27 February 2025 – 07:00 a.m. CET
Regulated information

EBITDA per share:

(in USD per share)	Fourth Quarter 2024	Fourth Quarter 2023	YTD 2024	YTD 2023

Weighted average number of shares (basic)	194,216,835	202,035,555	196,041,579	201,901,743
EBITDA	0.93	2.35	5,97	5.89

All figures, except for Proportionate EBITDA, have been prepared under IFRS as adopted by the EU (International Financial Reporting Standards) and have not been audited nor reviewed by the statutory auditor.

TCE
The average daily time charter equivalent rates (TCE, a non IFRS-measure) can be summarised as follows:
In USD per day	Q4 2024	Q4 2023	Full year 2024	Full year 2023
TANKERS
VLCC
Average spot rate (in TI Pool)*	37,400	41,700	44,600	47,600
Average time charter rate**	46,300	47,500	46,600	48,500
SUEZMAX
Average spot rate***	38,300	42,800	45,600	55,700
Average time charter rate	31,800	30,700	31,000	30,500
DRY-BULK VESSELS
Average spot rate***	29,800
CONTAINER VESSELS
Average time charter rate	29,400
CHEMICAL TANKERS
Average spot rate*	24,500
Average time charter rate	19,300
OFF-SHORE WIND (CTV)
Average time charter rate	2,900
*CMB.TECH owned ships in TI Pool or Stolt Pool (excluding technical offhire days)
**Including profit share where applicable
*** Reporting load-to-discharge, in line with IFRS 15

CMB.TECH w Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Thursday 27 February 2025 – 07:00 a.m. CET
Regulated information

CORPORATE UPDATE
Reopening, closing and results mandatory bid
In September 2024, the company was informed that the Market Court in Belgium has largely rejected the claims brought forward by certain funds managed by FourWorld Capital Management, LLC (“FourWorld”) in connection with CMB NV’s (“CMB”) mandatory public takeover bid for the shares in the company.  The bid closed on 15 March 2024.However, the court did find that the pricing of certain vessels sold by Euronav to Frontline implied certain special indirect benefits to Frontline. The court calculated these benefits to be USD 0.52 per Euronav share.
In October 2024, the company was informed that CMB announced that, pursuant to an order of the Belgian Financial Services and Markets Authority (the “FSMA”) of 7 October 2024, it would make a subsequent additional payment of USD 0.52 (or EUR 0.47) per share to all shareholders who have transferred their shares to CMB in the bid that expired on March 15, 2024 and reopen the bid at an adjusted price of USD 12.66 per share. CMB published a notice in accordance with article 8, §1 of the Belgian Royal Decree of 27 April 2007 on public takeover bids regarding the subsequent payment and its intention to launch the reopening of the Bid, which can be found here: https://www.cmb.be/mandatory-bid. The subsequent payment was made by CMB on 31 October 2024.
On 23 October 2024, CMB reopened its Belgian public takeover bid on all shares in CMB.TECH not already owned by CMB or persons affiliated with it, in accordance with applicable Belgian law, and  concurrently commenced a new U.S. offer in accordance with applicable U.S. federal securities laws (the “New U.S. Offer”), addressed to U.S. shareholders within the meaning of Rule 14d-1(d) under the Securities Exchange Act of 1934, as amended (together the “Reopening”). The acceptance period of the Reopening opened on 23 October 2024 and closed on 21 November 2024 at 4 p.m. (CET) (10 a.m. New York City time). The bid price of the reopening amounted to USD 12.66 per share, i.e. USD 18.95 per share (as increased by USD 0.52) reduced by distributions totaling USD 6.29 per share.
The acceptance period of the reopening of the public takeover bid launched by CMB NV (“CMB” or “the Bidder”) on all shares in CMB.TECH not already owned by CMB or persons affiliated with it (the “Reopening”) expired on November 21, 2024. During the acceptance period, 1,579,159 shares in CMB.TECH were tendered into the bid. As a result, the Bidder owns a total of 178,726,458 shares in CMB.TECH. Considering the 25,807,878 treasury shares held by CMB.TECH and the 24,400 shares held by Saverco NV, the Bidder and persons affiliated with it together own 204,558,736 shares. This represents 92.04% of the voting rights in CMB.TECH.
CMB.TECH FLEET DEVELOPMENTS
Sales
Euronav
CMB.TECH has sold three Suezmax vessels, Selena (2007, 150,205 dwt), Cap Victor (2007, 158,853 dwt) & Cap Felix (2008, 158,765 dwt) to a wholly owned subsidiary of CMB NV as part of the fleet rejuvenation. The sale generated a capital gain of 70.930 million USD. The vessels were delivered to their new owner in December 2024. The procedure for transactions among related parties under Belgian law was applied in connection with the sale. More information can be found in the legal announcement. The advice of the committee of independent directors is available on the company’s website.
CMB.TECH has sold the Suezmax Cap Lara (2007, 158,826 dwt). The sale will generate a capital gain of 18.77 million USD. The vessel will be delivered to the new owner during the first quarter of 2025.
The VLCC Alsace (2012 – 299,999 DWT) has successfully been delivered to its new owner. A capital gain of approximately USD 27.5 million will be booked in Q1 2025.
Windcat
The Windcat 6 has also been sold, after 18 years of service. The sale generated a capital gain of 0.25 million USD. The vessel will be delivered to its owner during the first quarter of 2025.

CMB.TECH w Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Thursday 27 February 2025 – 07:00 a.m. CET
Regulated information

Newbuilding deliveries
On 8 October 2024, the Newcastlemax Mineral Eire (2024 – 210,000 dwt) was delivered.
On 10 October 2024, the Suezmax Helios (2024 - 156,790 dwt) was delivered.
On 15 October 2024, the chemical tanker Bochem Brisbane (2024 - 25,000 dwt) was delivered.
On 16 October 2024, the container vessel CMA CGM Dolomites (2024 - 6,000 TEU) was delivered.
On 21 October 2024, the Newcastlemax Mineral Hellas (2024 - 210,000 dwt) was delivered.
On 22 November 2024, the Newcastlemax Mineral Espana (2024 – 210,000 dwt) was delivered.
On 25 November 2024, the Suezmax Orion (2024 - 156,790 dwt) was delivered.
MARKET & OUTLOOK
Euronav – Tanker Markets
After a strong start to 2024, tanker spot rates have retreated to lower levels, failing to gain momentum during the traditionally stronger Q4 period. However, despite a softer finish to the year, Suezmax Q4 rates remained within the same range observed in Q4 2022/23. Conversely, VLCC earnings continued to face significant pressure, constrained by ongoing OPEC+ production cuts, deferred cargoes, and a growing cannibalising dark fleet shipping Iranian and Russian exports. Resulting in VLCC Q4 2024 TCE rates of USD 37,372 per day, and Suezmax Q4 2024 TCE rates of USD 38,274 per day. That said, potential opportunities may arise from renewed demand driven by an expanded OFAC sanctions list, stricter enforcement of Iran sanctions, and minimal new VLCC capacity expected in 2025 (just five new VLCCs are slated for delivery).
In the final days of his administration, President Biden intensified enforcement of sanctions on Russia’s oil industry and exports. The updated OFAC sanctions list identified 183 additional “dark fleet” vessels, bringing the total number of US-sanctioned crude tankers to 284—representing approximately 12% of the global crude oil tanker fleet (source: Fearnleys). These measures coincide with China's Shandong Port Group banning US-sanctioned tankers from discharging in the province, along with India’s decision to prohibit such tankers from its ports for cargoes loaded after January 10 (source: Bloomberg). In addition, President Trump reimposed the “maximum pressure” campaign against Iran on February 4th.  Recently, on Monday February 24th, the OFAC announced additional new sanctions targeting Iran (including 13 tanker vessels whereof five VLCCs). Thereby the dark tanker fleet may face increased pressure, with more vessels likely headed to the breakers. This scenario could result in the compliant tanker fleet stepping in to transport replacement cargoes from more reliable sources in the Middle East, Africa, and the Americas.
Looking ahead, non-OPEC oil production is projected to grow by approximately 1.3 mbp/d in 2025, primarily from the Atlantic basin, which could offset the supply impact of sanctioned exports (source: Morgan Stanley). With +1.3 mbp/d supply West of Suez, and only +0.2 mbp/d demand West of Suez, seaborne transportation is growing to East of Suez with +0.8 mbp/d of demand. Any remaining demand shortfall would likely be met by OPEC’s spare capacity, currently standing at 4.9 mbp/d. (source: OPEC)
Analysts estimate that replacing the majority of Iran’s oil exports could increase tanker utilization by 2.5–3.0%, with global oil demand anticipated to grow by 1.1 mbp/d to reach 104.4 mbp/d in 2025 (source: average of IEA, EIA, Rystad, OPEC). This demand growth, predominantly sourced from the Atlantic, is expected to raise utilisation rates by an additional 3.0%. Combined with voluntary moves by China and India to restrict US-sanctioned tankers carrying Russian oil, and a potential revival of Trump’s “maximum pressure” strategy on Iran, the outlook for the tanker market appears (again and/or finally) cautiously optimistic.
From a supply-side perspective, the outlook for the tanker fleet remains generally favourable for Very Large Crude Carriers (VLCCs), where the orderbook-to-fleet (OB/F) ratio stands at a manageable 8.9%. However, caution is warranted for the Suezmax segment, where the order book has grown significantly, now totalling 108 vessels with an OB/F ratio of 16.6%.
Q1 2025 spot rates to-date: so far 73% fixed at 31,359 USD per day for VLCCs and 74% fixed at 32,924 USD for Suezmaxes.

CMB.TECH w Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Thursday 27 February 2025 – 07:00 a.m. CET
Regulated information

Bocimar – Dry-Bulk Market
The dry bulk market also experienced a counter-seasonal pattern in 2024, starting the year with an unexpectedly strong Q1 but concluding with a weaker-than-anticipated Q4. Despite the softer year-end, overall market fundamentals remained supported by several drivers: increased long-haul transport of iron ore and bauxite from the Atlantic, diverting trade flows from the Red Sea (spillover effects into the Capesize segment from smaller dry bulk segments), periods of port congestion in Brazil, record-high Chinese coal imports, rising coal demand in India, and slower sailing speeds.
However, headwinds emerged in the latter half of the year. Long-haul Panamax grain shipments from Brazil declined, heavy rainfall impacted Brazilian ports, congestion eased, and the global dry bulk fleet expanded by approximately 3.0%, adding pressure to freight rates. In addition, during Q3 2024, domestic Chinese iron ore prices averaged USD 114/ton as compared to the landed cost (CFR) of USD 104/ton. This USD 10/ton spread induced a sizable level of imports, leading Cape rates counter-seasonally higher. However, the spread has narrowed significantly, down to just USD 2.50/ton which has led to a pullback in spot iron ore volumes in Q4 2024. With for example, Vale publishing its production and sales report for Q4 with production of iron ore at 85.3m tons (-4.6%), resulting in full year production of 327.7m tons (vs. guidance of ~328m tons and up +2.0% y-o-y). Overall, resulting in Q4 2024 TCE rates of USD 29,802 per day.
Looking ahead, medium-term downside risks remain for dry bulk demand, primarily tied to US-China trade policy uncertainty. A reduction in Chinese demand for US-origin grain could have spillover effects on larger vessel classes. Additionally, Chinese steel production is expected to stay flat and below peak levels, with iron ore inventories remaining elevated. Albeit, iron ore seaborne transportation is supported by the positive margins of global iron ore miners, as CFR import prices remain below the cost of lower-quality domestic production in China (30%Fe versus 65%Fe). As a reference point, Vale’s production guidance for 2025 is kept unchanged at 325-335m tons, implying a modest y-o-y growth of 0.7%. Comparably, BHP Group highlighted in its first half 2025 report (financial year) a stable production guidance for 2025 at 282-294mt, and its near-term expectations for global seaborne iron ore demand to remain stable with marginal declines from China mostly balanced by growth in developing Asia. In addition, on the domestic production front, Chinese iron ore output is projected to decline by 11 million tonnes (MT) in 2025 and an additional 9 MT in 2026, while the share of steel production from scrap recycling versus iron ore blast furnaces is expected to remain stable in 2025. Additionally, bauxite shipments out of Guinea have started the year with a staggering 67% growth compared to the same period last year. (source: Breakwave)
Furthermore, Deutsche Bank’s China Macro Research team anticipates significant fiscal stimulus measures in March 2025, targeting a 4.5% GDP growth rate. The stimulus may include direct government spending, bank recapitalisation, and property sector stabilisation efforts. Beyond China, global steel production and iron ore demand are expected to grow by 6% in 2025, providing incremental demand support.
The supply outlook for the Capesize segment remains structurally favourable. The orderbook-to-fleet (OB/F) ratio stands at a historically low 7.7%, while the Newcastlemax segment offers a compelling exposure with an OB/F ratio of just 6.0%. Meanwhile, the fleet is aging rapidly, with the average vessel age reaching a record high of 11.3 years. Additionally, constrained shipyard capacity has pushed newbuilding delivery timelines to 2028, limiting supply growth in the near to medium term.
In the long run, these tight supply-side dynamics are expected to play a critical role in shaping charter rates. While near-term demand risks persist, the combination of an aging fleet, limited orderbook, and potential incremental demand from China and other markets suggests a cautiously optimistic outlook for the dry bulk market, particularly for the Capesize and Newcastlemax segments.
Q1 2025 spot rate so far: 93% fixed 17,571 USD per day.

CMB.TECH w Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Thursday 27 February 2025 – 07:00 a.m. CET
Regulated information

Delphis – Container Markets
The container shipping sector experienced one of its strongest years in 2024, surpassed only by the extraordinary post-COVID years of 2021 and 2022. The outperformance was partially linked to a series of Houthi attacks in the Red Sea that prompted widespread route diversions by ocean carriers. Given that the Red Sea traditionally accounts for more than 20.0% of containership trade, this diversion effectively removed over 12.0% of the fleet's capacity from regular operations. (source: Clarksons)
Despite the influx of new vessel deliveries, these capacity additions were more than compensated by an overall robust 17.8% growth in trade TEU-mile volumes, particularly along mainline routes and trades between Asia and developing economies (incl. Red Sea diversion effect of ~11.0%).
Looking ahead, a gradual easing in freight market conditions is expected from the firm levels seen in 2024. Yemen’s Houthis said that following Gaza ceasefire on January 17th, that they have halted attacks on Red Sea shipping except for “Israeli” vessels. Gradual impact through-out 2025 is to be expected. In addition, policy impacts from the US election are unclear but point towards potentially increased trade ‘friction’ ahead (US-China box trade accounts for ~5.0% of global volumes and ~9.0% of TEU-miles).  While the final form and implementation of Trump’s proposed tariffs remains uncertain, trade wars are generally not supportive for container freight demand in the long term. (source: Jefferies)
The containership order-book-to-fleet (OB/F) ratio stood at 24.6% at the end of 2024 (average over all sizes) – with a more favourable outlook for the 3-7,999 TEU category with an OB/F of 13.3% at the end of 2024.
CMB.TECH’s 6,000 and 1,400 TEU container vessels are all employed under 10 to 15-year time charter contract.
Bochem – Chemical Markets
The chemical tanker sector maintained its strong performance throughout 2024, despite experiencing some easing in market conditions during the second half of the year. The one-year time charter (TC) rate for a 19,999-deadweight tonnage (DWT) vessel averaged USD 20,771/day, which was 36.7% above the ten-year trend. This significant premium underscores the robust demand for chemical tankers over the past year. Resulting in Q4 2024 TCE rates of USD 24,463 per day (pool vessels).
The first half of 2024 saw freight rates spike to record levels, driven by a combination of factors. Disruptions in the Red Sea region created logistical challenges that tightened the supply of available vessels, while strong market conditions in the clean petroleum products (CPP) sector further bolstered demand for chemical tankers (aligning closely with Global GDP growth). Additionally, limited fleet growth contributed to the tight supply-demand balance, providing further support for elevated freight rates. Over the year 2024, the Panama Canal operations went back to normal.
By H2 2024, the share of seaborne chemicals transported by product tankers increased from 9.0% to 16.0% - resulting in a weaker than anticipated Q4 of the year. In addition, the Red Sea disruption effect reduced as Asia Pacific players have stepped into impacted. Hence, winter chemical tanker market seasonality has disappointed with spot markets remain subdued through-out Q4 2024.
With chemical production expected to remain stable in 2025-2026, the trajectory of the chemical seaborne freight market will largely be influenced by tanker supply dynamics. Additionally, recent sanction developments affecting crude and product tanker trade suggest that swing tonnage may stabilise at current levels or even contract if product rates experience a significant improvement. Despite a slight decline in Q4 2024, spot rates remain robust, with the Chemical Tanker Spot Index hovering near historical highs. On the downside, a full re-opening of the Red Sea could have a gradual easing effect on the ton-mile demand (product/chemical tankers ~5%).
Q1 2025 spot (pool) forecast: 27,450 USD per day.
CMB.TECH’s 25,000 DWT chemical tankers are employed under a 10-year time charter (4 vessels), under a 7-year time charter (2 vessels), and in the spot pool (2 vessels). The bitumen tankers will be employed under a 10-year time charter as from delivery in 2026.

CMB.TECH w Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Thursday 27 February 2025 – 07:00 a.m. CET
Regulated information

Windcat – Offshore (Wind) Markets
Following a dynamic Q3 2024, the Crew Transfer Vessel (CTV) market experienced a seasonal slowdown in Q4, as anticipated. However, the rate decline during the winter months was notably less pronounced compared to prior off seasons, reflecting improved baseline demand. For Q4 2024 CTV rates: 2,943 USD per day.
By late Q4, however, momentum shifted, with a notable uptick in inquiries and tenders for the 2025 spring and summer seasons. October and November saw a surge in demand for vessel charters, with several awards and contracts finalised in December. This activity has already tightened the availability of larger 24 Pax CTVs for summer 2025, signalling strong forward demand. Looking ahead, additional tender awards are expected in early 2025, which should further solidify utilisation rates across the industry. Windcat, has already secured bookings for a substantial portion of 2025 (Q1 booked utilisation to date of 82% at 3060 USD per day).
The CSOV market entered winter 2024/25 with increased vessel availability as summer campaigns concluded without significant contract extensions. The delivery of 13 newbuild CSOVs in 2024 has given charterers more flexibility to select high-capability assets, resulting in a more competitive landscape compared to winter 2023/24. Despite this, Q4 2024 saw strong tender activity for medium- and long-term contracts, with project start dates spanning 2025 to 2027. This signals a dynamic first half of 2025, as operators aim to secure contracts and optimise utilisation. On numerous occasions, CSOV owners walked away from CSOV charters in the renewables space to seek traditional work scopes and ultimately chase the healthy rates and term contract deals in offshore oil and gas industry.
CONFERENCE CALL

The call will be a webcast with an accompanying slideshow. You can find details of this conference call below and on the “Investor Relations” page of the website.

The presentation for the earnings call will be available in our presentation section.

Webcast Information
Event Type:	Audio webcast with user-controlled slide presentation
Event Date:	27 February 2025
Event Time:	8 a.m. EST / 2 p.m. CET
Event Title:	“Q4 2024 Earnings Conference Call”
Event Site/URL:	https://events.teams.microsoft.com/event/7203eab6-44ad-4145-be5b-9f09112ce051@d0b2b045-83aa-4027-8cf2-ea360b91d5e4

 To attend this conference call, please register via the following link.
Telephone participants who are unable to pre-register may dial in to the respective number of their location (to be found here). The Phone conference ID is the following: 121 388 043#
The recording & a transcript of the call will be uploaded onto our website in our investor section.

CMB.TECH w Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Thursday 27 February 2025 – 07:00 a.m. CET
Regulated information
Announcement final year results – 27 March 2025

About CMB.TECH
CMB.TECH (all capitals) is a diversified and future-proof maritime group. We own and operate more than 150 seagoing vessels: crude oil tankers, dry bulk vessels, container ships, chemical tankers, offshore wind vessels & workboats. We also offer hydrogen and ammonia fuel to customers, through own production or third-party producers.
The company is headquartered in Antwerp, Belgium, and has offices across Europe, Asia, United States and Africa.
CMB.TECH is listed on Euronext Brussels and the NYSE under the ticker symbol CMBT.
More information can be found at https://cmb.tech
Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbour protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbour legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other  factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

CMB.TECH w Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Thursday 27 February 2025 – 07:00 a.m. CET
Regulated information

Condensed consolidated statement of financial position (unaudited)
(in thousands of USD)

	December 31, 2024	December 31, 2023
ASSETS

Non-current assets
Vessels	2,617,484	1,629,570
Assets under construction	628,405	106,513
Right-of-use assets	1,910	32,936
Other tangible assets	21,628	644
Prepayments	1,657	—
Intangible assets	16,187	14,194
Receivables	75,076	2,888
Investments	61,806	518
Deferred tax assets	16,641	280

Total non-current assets	3,440,794	1,787,543

Current assets
Inventory	26,500	22,511
Trade and other receivables	235,883	307,111
Current tax assets	3,984	869
Cash and cash equivalents	38,869	429,370
	305,236	759,861

Non-current assets held for sale	165,583	871,876

Total current assets	470,819	1,631,737

TOTAL ASSETS	3,911,613	3,419,280

EQUITY and LIABILITIES

Equity
Share capital	239,148	239,148
Share premium	460,486	1,466,529
Translation reserve	(2,045)	235
Hedging reserve	2,145	1,140
Treasury shares	(284,508)	(157,595)
Retained earnings	777,098	807,916

Equity attributable to owners of the Company	1,192,324	2,357,373

Non-current liabilities
Bank loans	1,450,869	362,235
Other notes	198,887	198,219
Other borrowings	667,361	71,248
Lease liabilities	1,451	3,363
Other payables	—	146
Employee benefits	1,060	1,669
Provisions	—	274
Deferred tax liabilities	7,005	—

CMB.TECH w Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Thursday 27 February 2025 – 07:00 a.m. CET
Regulated information

Total non-current liabilities	2,326,633	637,154

Current liabilities
Trade and other payables	79,591	124,013
Current tax liabilities	9,104	4,768
Bank loans	201,937	166,124
Other notes	3,733	3,733
Other borrowings	95,724	92,298
Lease liabilities	2,293	33,493
Provisions	274	324

Total current liabilities	392,656	424,753

TOTAL EQUITY and LIABILITIES	3,911,613	3,419,280

CMB.TECH w Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Thursday 27 February 2025 – 07:00 a.m. CET
Regulated information

Condensed consolidated statement of profit or loss (unaudited)
(in thousands of USD except per share amounts)

	2024	2023
	Jan. 1 - Dec. 31, 2024	Jan. 1 - Dec. 31, 2023
Shipping income
Revenue	940,246	1,235,127
Gains on disposal of vessels/other tangible assets	635,019	372,444
Other operating income	50,660	23,316
Total shipping income	1,625,925	1,630,887

Operating expenses
Raw materials and consumables	(3,735)	—
Voyage expenses and commissions	(174,310)	(142,090)
Vessel operating expenses	(199,646)	(231,033)
Charter hire expenses	(138)	(4,500)
Loss on disposal of vessels/other tangible assets	(2)	—
Depreciation tangible assets	(163,148)	(219,428)
Depreciation intangible assets	(2,881)	(1,612)
Impairment losses	(1,847)	—
General and administrative expenses	(77,766)	(62,532)
Total operating expenses	(623,473)	(661,195)

RESULT FROM OPERATING ACTIVITIES	1,002,452	969,692

Finance income	38,689	67,168
Finance expenses	(169,339)	(171,897)
Net finance expenses	(130,650)	(104,729)

Share of profit (loss) of equity accounted investees (net of income tax)	920	(927)

PROFIT (LOSS) BEFORE INCOME TAX	872,722	864,036

Income tax benefit (expense)	(1,893)	(6,009)

PROFIT (LOSS) FOR THE PERIOD	870,829	858,027

Attributable to:
Owners of the company	870,829	858,027

Basic earnings per share	4.44	4.25
Diluted earnings per share	4.44	4.25

Weighted average number of shares (basic)	196,041,579	201,901,743
Weighted average number of shares (diluted)	196,041,579	201,901,743

CMB.TECH w Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Thursday 27 February 2025 – 07:00 a.m. CET
Regulated information

Condensed consolidated statement of comprehensive income (unaudited)
(in thousands of USD)

	2024	2023
	Jan. 1 - Dec. 31, 2024	Jan. 1 - Dec. 31, 2023

Profit/(loss) for the period	870,829	858,027

Other comprehensive income (expense), net of tax
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability (asset)	200	(116)

Items that are or may be reclassified to profit or loss:
Foreign currency translation differences	(2,280)	259
Cash flow hedges - effective portion of changes in fair value	1,005	(6,164)
Cash flow hedges - effective portion unwinding	—	(25,749)

Other comprehensive income (expense), net of tax	(1,075)	(31,770)

Total comprehensive income (expense) for the period	869,754	826,257

Attributable to:
Owners of the company	869,754	826,257

CMB.TECH w Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Thursday 27 February 2025 – 07:00 a.m. CET
Regulated information

Condensed consolidated statement of changes in equity (unaudited)
(in thousands of USD)
	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Total equity

Balance at January 1, 2023	239,148	1,678,336	(24)	33,053	(163,024)	385,976	2,173,465

Profit (loss) for the period	—	—	—	—	—	858,027	858,027
Total other comprehensive income (expense)	—	—	259	(31,913)	—	(116)	(31,770)
Total comprehensive income (expense)	—	—	259	(31,913)	—	857,911	826,257

Transactions with owners of the company
Dividends to equity holders	—	(211,807)	—	—	—	(434,487)	(646,294)
Treasury shares delivered in respect of share-based payment plans	—	—	—	—	5,429	—	5,429
Equity-settled share-based payment	—	—	—	—	—	(1,484)	(1,484)
Total transactions with owners	—	(211,807)	—	—	5,429	(435,971)	(642,349)

Balance at December 31, 2023	239,148	1,466,529	235	1,140	(157,595)	807,916	2,357,373

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Total equity

Balance at January 1, 2024	239,148	1,466,529	235	1,140	(157,595)	807,916	2,357,373

Profit (loss) for the period	—	—	—	—	—	870,829	870,829
Total other comprehensive income (expense)	—	—	(2,280)	1,005	—	200	(1,075)
Total comprehensive income (expense)	—	—	(2,280)	1,005	—	871,029	869,754

Transactions with owners of the company
Business Combination	—	—	—	—	—	(796,970)	(796,970)
Dividends to equity holders	—	(1,006,043)	—	—	—	(104,877)	(1,110,920)
Treasury shares acquired	—	—	—	—	(126,913)	—	(126,913)
Total transactions with owners	—	(1,006,043)	—	—	(126,913)	(901,847)	(2,034,803)

Balance at December 31, 2024	239,148	460,486	(2,045)	2,145	(284,508)	777,098	1,192,324

CMB.TECH w Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Thursday 27 February 2025 – 07:00 a.m. CET
Regulated information

Condensed consolidated statement of cash flows (unaudited)
 (in thousands of USD)

	2024	2023
	Jan. 1 - Dec. 31, 2024	Jan. 1 - Dec. 31, 2023
Cash flows from operating activities
Profit (loss) for the period	870,829	858,027

Adjustments for:	(355,549)	(40,034)
Depreciation of tangible assets	163,148	219,428
Depreciation of intangible assets	2,881	1,612
Impairment losses	1,847	—
Provisions	(324)	(295)
Income tax (benefits)/expenses	1,892	6,009
Share of profit of equity-accounted investees, net of tax	(920)	927
Net finance expense	130,650	104,729
(Gain)/loss on disposal of assets	(635,017)	(372,444)
(Gain)/loss on disposal of subsidiaries	(19,706)	—

Changes in working capital requirements	39,307	105,881
Change in cash guarantees	(46,869)	12,234
Change in inventory	5,197	19,132
Change in receivables from contracts with customers	95,930	43,036
Change in accrued income	7,410	(2,286)
Change in deferred charges	(6,065)	2,096
Change in other receivables	3,317	1,163
Change in trade payables	(14,867)	17,336
Change in accrued payroll	(94)	603
Change in accrued expenses	(18,999)	8,686
Change in deferred income	6,602	(187)
Change in other payables	7,758	263
Change in provisions for employee benefits	(13)	3,805

Income taxes paid during the period	(4,549)	(6,675)
Interest paid	(109,136)	(130,375)
Interest received	17,112	50,556
Dividends received from equity-accounted investees	1,050	—

Net cash from (used in) operating activities	459,064	837,380

Acquisition of vessels and vessels under construction	(1,114,907)	(337,195)
Proceeds from the sale of vessels	1,718,862	1,206,636
Acquisition of other tangible assets and prepayments	(5,022)	(1,407)
Acquisition of intangible assets	(1,541)	(60)
Proceeds from the sale of other (in)tangible assets	2,000	—
Loans from (to) related parties	(4,485)	—
Net cash on deconsolidation / sale of subsidiaries	822	—
Investments in other companies	(45,000)	—
Net cash paid in business combinations and joint ventures	(1,152,620)	—
Repayment of loans from related parties	(81,876)

CMB.TECH w Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Thursday 27 February 2025 – 07:00 a.m. CET
Regulated information

Lease payments received from finance leases	1,591	1,706

Net cash from (used in) investing activities	(682,176)	869,680

(Purchase of) Proceeds from sale of treasury shares	(126,913)	—
Proceeds from new borrowings	2,722,525	2,694,127
Repayment of borrowings	(1,177,328)	(2,933,724)
Repayment of lease liabilities	(33,879)	(21,942)
Repayment of commercial paper	(357,171)	(458,272)
Repayment of sale and leaseback	(54,299)	(96,006)
Transaction costs related to issue of loans and borrowings	(19,223)	(14,530)
Dividends paid	(1,126,683)	(630,540)

Net cash from (used in) financing activities	(172,971)	(1,460,887)

Net increase (decrease) in cash and cash equivalents	(396,083)	246,173

Net cash and cash equivalents at the beginning of the period	429,370	179,929
Effect of changes in exchange rates	5,582	3,268

Net cash and cash equivalents at the end of the period	38,869	429,370

of which restricted cash	—	—

CMB.TECH w Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech
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